  Exhibit 99.1

Northern Dynasty: Pebble Partnership rolls out revenue sharing for full-time residents of Bristol Bay
‘Pebble Performance Dividend’ to distribute 3% Net Profits Royalty Interest in future Pebble mine

June 16, 2020 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") reports that its 100%-owned US-based subsidiary Pebble Limited Partnership (the ”Pebble Partnership”) has announced a local revenue sharing program to ensure full-time residents of communities in southwest Alaska benefit directly from the future operation of the proposed Pebble mine.

The Pebble Partnership has established the Pebble Performance Dividend LLP to distribute a 3% Net Profits Royalty Interest in the Pebble Project to adult residents of Bristol Bay villages that have subscribed as participants. The Pebble Performance Dividend will distribute a guaranteed minimum annual payment of US $3 million each year the Pebble mine operates beginning at the outset of project construction, with future payments following capital payback expected to be significantly greater.

The Pebble Partnership announced the Pebble Performance Dividend today, and kicked off an enrollment period whereby full-time, adult residents of Bristol Bay villages can register to participate in the revenue sharing program.

Pebble Partnership CEO Tom Collier said the Pebble Performance Dividend helps fulfill a key promise made to local people: “When we rolled out our new, smaller mine plan in 2017, I made a commitment to find a way to share the opportunity Pebble represents with the residents of Bristol Bay. While not everyone will want to work at the mine, this ensures a direct way for everyone to participate.”

“Developing a mine at Pebble will provide jobs, economic activity, local tax revenue and infrastructure. Today we are adding one more way residents of the region can directly benefit from Pebble.”

Pebble’s ‘dividend’ program is intended to mirror Alaska’s Permanent Fund, which distributes an annual dividend to full-time residents of Alaska each year based on revenue derived from natural resource activity in the state, including mining. Like the Permanent Fund, the Pebble Performance Dividend will help residents and families in rural villages in southwest Alaska remain in their home communities and pursue traditional, subsistence-based lifestyles.

“We’re proud to offer this benefit to the people of Bristol Bay, and hope and believe it will help make these villages and the Alaska Native culture they support sustainable for future generations,” said Northern Dynasty President & CEO Ron Thiessen.

The Pebble Project is expected to receive its Final Environmental Impact Statement (“EIS”) from the US Army Corps of Engineers within a matter of weeks, and a federal Record of Decision this summer. The project must then secure state permits prior to the onset of construction – a process expected to take 2-3 years to complete.

“It’s an exciting time for Northern Dynasty and the Pebble Partnership, as all the work we’ve done over many years to advance an environmentally sound, socially responsible and financially robust project is nearing its most critical permitting milestone,” Thiessen said. “In our view, the time is right to formalize our commitment to the communities of Bristol Bay to ensure that the development of Pebble directly benefits the people and families that call the region home.”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership (“PLP”), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

US Media Contact:
Dan Gagnier
Gagnier Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project, that the Pebble Project will secure all required government permits, or of the Company's future performance.

Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM will be able to establish the commercial feasibility of the Pebble Project, and (iv) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) the completion of feasibility studies demonstrating the Pebble Project mineral reserves that can be economically mined, (iii) completion of all necessary engineering for mining and processing facilities, and (iv) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19.

The National Environment Policy Act EIS process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently being advanced. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.